January 15, 2025

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Michael Purcell and Kevin Dougherty

Re:	Toppoint Holdings Inc.
Registration Statement on Form S-1
File No. 333-281474

Ladies and Gentlemen:

On January 14, 2025, Toppoint Holdings Inc. (the “Registrant”) requested that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on January 15, 2025, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We hereby respectfully join in the request to withdraw that acceleration request.

The Registrant intends to submit the acceleration request letter at a later time.

Very truly yours, A.G.P./Alliance Global Partners

By:	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director